ELMCORE SECURITIES LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Member's Equity, December 31, 2015	$ 153,075	$ 153,075	0
Less: Non-Allowable Assets:			
Other Assets	112,846	112,846	0
Tentative Net Capital	40,229	40,229	0
Haircuts	0	0	0
Net Capital	40,229	40,229	0
Minimum Net Capital	5,000	5,000	0
Excess Net Capital	35,229	35,229	0
Aggregate Indebtedness	$ 59,916	$ 59,916	0
Ratio of Aggregate Indebtedness to Net Capital	1.49	1.49	